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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a))

                                (AMENDMENT NO. 2)

                        Lazare Kaplan International Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    521078105
                                  ------------
                                 (CUSIP Number)

                                 Michael J. Shef
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue

                               New York, NY 10174
                                 (212) 704-6140

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 521078105                     13D                   Page 2 of 7  Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Fifth Avenue Group, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:  AF   BK
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                  -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           671,000
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    1,851,100
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,851,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        21.3%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

CUSIP No. 521078105                     13D                   Page 3 of 7  Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Matthew Fortgang
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:   AF  BK
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                  -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           671,000
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    1,851,100
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,851,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        21.3%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No. 521078105                     13D                   Page 4 of 7  Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Revocable Trust for the Benefit of Susan Fortgang dated May 23, 1996
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:   AF  BK
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                  -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           671,000
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    1,851,100
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,851,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        21.3%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No. 521078105                     13D                   Page 5 of 7  Pages


     Except as to Items 3,5(c) and 6 no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by the reporting persons in respect of such Items. Defined terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 13D filed by the reporting persons on January 14, 2002.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended to add the following:

     On February 11, 2002, Fifth Avenue Group consummated the transactions contemplated by the Stock Purchase Agreement, dated January 18, 2002, with the Company to purchase 1,180,000 shares of the Company's Common Stock issued and held in the Company's treasury and 125,000 shares from the Company's authorized but unissued shares of Common Stock. Fifth Avenue Group obtained funds from an affiliate and from a bank to purchase the 1,305,000 shares of Common Stock (the "Purchase"). Fifth Avenue Group now beneficially owns 1,851,100 shares of the Company's Common Stock (the "Shares").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(c) is amended as follows:

     (c)

          Fifth Avenue Group
          ------------------

          The following is a list of transactions in the Common Stock that were effected in the past 60 days and were not previously reported:

                                Number of Shares
                                ----------------
Date of Transaction     Acquired    Disposed of Price    Nature of Transaction
-------------------     --------    -----------------    ---------------------
February 11, 2002      1,305,000         $9.00            Private Purchase(1)

_______________
(1) Shares were purchased pursuant to a Stock Purchase Agreement by and between Fifth Avenue Group and the Company, dated January 18, 2002.

     Neither Matthew Fortgang nor the Trust have effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended as follows:

     On February 11, 2002, Fifth Avenue Group consummated the transactions contemplated under the Stock Purchase Agreement with the Company, dated January 18, 2002. Under this agreement, Fifth Avenue Group purchased 1,305,000 shares of the Company's Common Stock at $9.00 per share on February 11, 2002, and Fifth Avenue Group will now be subject to a Standstill Period (as defined in the Stock Purchase Agreement).

CUSIP No. 521078105                     13D                   Page 6 of 7  Pages


     On February 11, 2002, Fifth Avenue Group consummated the transactions contemplated under the Shareholders Agreement with Maurice Tempelsman and Leon Tempelsman (the "Tempelsmans"), dated January 18, 2002 (the "Shareholders Agreement"). Pursuant to this agreement, Fifth Avenue Group has given the Tempelsmans an irrevocable proxy which will enable them, subject to certain conditions, to vote 1,180,000 of the 1,305,000 Shares purchased under the Stock Purchase Agreement. In addition, the Shareholders Agreement provides for certain Tag Along and Drag Along Rights (as defined in the Shareholders Agreement).

CUSIP No. 521078105                     13D                   Page 7 of 7  Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: February 19, 2002



                                           FIFTH AVENUE GROUP, LLC


                                           By:  /s/ Matthew Fortgang
                                               ---------------------------------
                                                Name:  Matthew Fortgang
                                                Title: Manager



                                           Revocable Trust for the Benefit of
                                           Susan Fortgang dated May 23, 1996


                                           By:  /s/ Matthew Fortgang
                                               ---------------------------------
                                                Name:  Matthew Fortgang
                                                Title: Co-Trustee


                                                /s/ Matthew Fortgang
                                               ---------------------------------
                                                    Matthew Fortgang